SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
to
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PDF SOLUTIONS, INC.
(Name Of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.00015 Per Share
(Title of Class of Securities)

69328210
(CUSIP Number of Class of Securities (Underlying Common Stock))

JOHN K. KIBARIAN
President and Chief Executive Officer
PDF Solutions, Inc.
333 West San Carlos Street, Suite 700
San Jose, California 95110
(408) 280-7900
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

With copies to:
Peter Cohn, Esq.
Christine A. McCarthy, Esq.
Orrick, Herrington & Sutcliffe LLP
1020 Marsh Road
Menlo Park, California 94025
(650) 614-7400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee**
$34,451,677	$1,354
*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,551,711 shares of common stock of PDF Solutions, Inc. that have an aggregate value of $34,451,677 as of June 5, 2008 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory No. 5 equals $39.30 per million dollars of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,354	Filing Party: PDF Solutions, Inc.
Form or Registration No.: SC TO	Date Filed: June 10, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 12. EXHIBITS.
SIGNATURE
EXHIBIT INDEX
EXHIBIT 99.(A)(1)(P)
EXHIBIT 99.(A)(1)(Q)
EXHIBIT 99.(A)(1)(R)
EXHIBIT 99.(A)(1)(S)
EXHIBIT 99.(D)(9)
Introductory Statement
     This Amendment No. 2 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 10, 2008, as amended and supplemented by Amendment No. 1 thereto filed with the Securities and Exchange Commission on July 9, 2008 (the “Schedule TO”), by PDF Solutions, Inc. (the “Company”) relating to the offer by Company to exchange certain outstanding stock options to purchase the Company’s common stock, par value $0.00015 per share, for restricted stock rights that will be granted under the Company’s 2001 Stock Plan, upon the terms and subject to the conditions set forth in the Offer that was filed as Exhibit (a)(1)(A) to the Schedule TO.
     Except as specifically set forth herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule TO. All capitalized terms used in this Amendment No. 2 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.
     As permitted by General Instruction F to the Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No. 2, including the Email Communication from P. Steven Melman to All Eligible Option Holders Offering French Qualified Restricted Stock Rights to Eligible French Participants and all other appendices, schedules, exhibits and annexes hereto and thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 12 of the Schedule TO. You should read this Amendment No. 2 to the Schedule TO together with the Schedule TO.
     This Amendment No. 2 amends and supplements the Schedule TO and the Offer in order to provide that eligible French participants who elect to participate in the offer will receive French qualified restricted stock rights in connection with the offer in exchange for tendered eligible options which will be canceled promptly following the expiration of this offer. You should read this Amendment No. 2 to the Schedule TO together with the Schedule TO.

ITEM 12.	EXHIBITS.
     Item 12 of the Schedule TO is hereby amended and restated as follows:

EXHIBIT	DESCRIPTION OF EXHIBIT
(a)(l)(A)	Offer to Exchange, dated June 10, 2008 *
(a)(1)(B)	Form of Election Form *
(a)(1)(C)	Form of Notice of Withdrawal *
(a)(1)(D)	Form of Restricted Stock Agreement under PDF Solutions, Inc. 2001 Stock Plan *
(a)(1)(E)	Email Communication from P. Steven Melman to All Eligible Option Holders *

EXHIBIT	DESCRIPTION OF EXHIBIT
(a)(1)(F)	Email Communication to Certain Officers of PDF Solutions, Inc. dated June 10, 2008 *
(a)(1)(G)	Form of “Question and Answer” Meeting Announcement *
(a)(1)(H)	Copy of PowerPoint Presentation for Eligible Option Holder “Question and Answer” Meeting *
(a)(1)(I)	Form of Confirmation of Receipt of Election Form *
(a)(1)(J)	Form of Confirmation of Receipt of Notice of Withdrawal *
(a)(1)(K)	Form of Reminder of Expiration of Option Exchange Offer *
(a)(1)(L)	Form of Confirmation of Participation in the Option Exchange Offer *
(a) (1)(M)	PDF Solutions, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2007, SEC File No. 000-31311, filed with the Securities and Exchange Commission on March 17, 2008 and incorporated herein by reference *
(a) (1)(N)	PDF Solutions, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2008, SEC File No. 000-31311, filed with the Securities and Exchange Commission on May 12, 2008 and incorporated herein by reference *
(a) (1)(O)	Email Communication from P. Steven Melman to All Eligible Option Holders Extending Offer *
(a) (1)(P)	Email Communication from P. Steven Melman to All Eligible Option Holders Regarding Extended Offer
(a) (1)(Q)	Email Communication from P. Steven Melman to All Eligible Option Holders Offering French Qualified Restricted Stock Rights to Eligible French Participants
(a) (1)(R)	Form of Restricted Stock Agreement under PDF Solutions, Inc. 2001 Stock Plan (France Qualified)
(a) (1)(S)	Email Communication from P. Steven Melman to All Eligible Option Holders Regarding French Qualified Restricted Stock
(b)	Not applicable
(d) (1)	1996 Stock Option Plan and related agreements (incorporated by reference to Exhibit 10.8 to PDF’s Registration Statement on Form S-1, as amended, SEC File No. 333-43192, filed with the Securities and Exchange Commission on August 7, 2000) *
(d) (2)	1997 Stock Plan and related agreements (incorporated by reference to Exhibit 10.9 to PDF’s Registration Statement on Form S-1, as amended, SEC File No. 333-43192, filed with the Securities and Exchange Commission on August 7, 2000) *
(d) (3)	2001 Stock Plan (incorporated by reference to Exhibit 10.1 to PDF’s Form 10-Q, SEC File No. 000-31311, filed with the Securities and Exchange Commission on May 10, 2007) *
(d) (4)	Sub-Plan to the PDF Solutions, Inc. 2001 Stock Plan (France) *
(d) (5)	Form of Stock Option Agreement under the Sub-Plan to the PDF Solutions, Inc. 2001 Stock Plan (France) *
(d) (6)	2001 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 4.1 to PDF’s Registration Statement on Form S-8, SEC File No. 333-109809, filed with the Securities and Exchange Commission on October 17, 2003) *
(d) (7)	Form of Stock Option Agreement, including Addendum to Stock Option Agreement, under the 2001 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 4.2 to PDF’s Registration Statement on Form S-8, SEC File No. 333-109809, filed with the Securities and Exchange Commission on October 17, 2003) *
(d) (8)	2001 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.11 to PDF’s Registration Statement on Form S-1, as amended, SEC File No. 333-43192, filed with the Securities and Exchange Commission on August 7, 2000) *
(d) (9)	Sub-Plan to the PDF Solutions, Inc. 2001 Stock Plan Qualified Restricted Stock (France)

(h)	Not applicable

*	Previously filed

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PDF SOLUTIONS, INC.
By:	/s/ John K. Kibarian
John K. Kibarian
President and Chief Executive Officer

Dated: August 4, 2008

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
(a)(l)(A)	Offer to Exchange, dated June 10, 2008 *
(a)(1)(B)	Form of Election Form *
(a)(1)(C)	Form of Notice of Withdrawal *
(a)(1)(D)	Form of Restricted Stock Agreement under PDF Solutions, Inc. 2001 Stock Plan *
(a)(1)(E)	Email Communication from P. Steven Melman to All Eligible Option Holders *
(a)(1)(F)	Email Communication to Certain Officers of PDF Solutions, Inc. dated June 10, 2008 *
(a)(1)(G)	Form of “Question and Answer” Meeting Announcement *
(a)(1)(H)	Copy of PowerPoint Presentation for Eligible Option Holder “Question and Answer” Meeting *
(a)(1)(I)	Form of Confirmation of Receipt of Election Form *
(a)(1)(J)	Form of Confirmation of Receipt of Notice of Withdrawal *
(a)(1)(K)	Form of Reminder of Expiration of Option Exchange Offer *
(a)(1)(L)	Form of Confirmation of Participation in the Option Exchange Offer *
(a) (1)(M)	PDF Solutions, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2007, SEC File No. 000-31311, filed with the Securities and Exchange Commission on March 17, 2008 and incorporated herein by reference *
(a) (1)(N)	PDF Solutions, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2008, SEC File No. 000-31311, filed with the Securities and Exchange Commission on May 12, 2008 and incorporated herein by reference *
(a) (1)(O)	Email Communication from P. Steven Melman to All Eligible Option Holders Extending Offer *
(a) (1)(P)	Email Communication from P. Steven Melman to All Eligible Option Holders Regarding Extended Offer
(a) (1)(Q)	Email Communication from P. Steven Melman to All Eligible Option Holders Offering French Qualified Restricted Stock Rights to Eligible French Participants
(a) (1)(R)	Form of Restricted Stock Agreement under PDF Solutions, Inc. 2001 Stock Plan (France Qualified)
(a) (1)(S)	Email Communication from P. Steven Melman to All Eligible Option Holders Regarding French Qualified Restricted Stock
(b)	Not applicable
(d) (1)	1996 Stock Option Plan and related agreements (incorporated by reference to Exhibit 10.8 to PDF’s Registration Statement on Form S-1, as amended, SEC File No. 333-43192, filed with the Securities and Exchange Commission on August 7, 2000) *
(d) (2)	1997 Stock Plan and related agreements (incorporated by reference to Exhibit 10.9 to PDF’s Registration Statement on Form S-1, as amended, SEC File No. 333-43192, filed with the Securities and Exchange Commission on August 7, 2000) *
(d) (3)	2001 Stock Plan (incorporated by reference to Exhibit 10.1 to PDF’s Form 10-Q, SEC File No. 000-31311, filed with the Securities and Exchange Commission on May 10, 2007) *
(d) (4)	Sub-Plan to the PDF Solutions, Inc. 2001 Stock Plan (France) *
(d) (5)	Form of Stock Option Agreement under the Sub-Plan to the PDF Solutions, Inc. 2001 Stock Plan (France) *
(d) (6)	2001 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 4.1 to PDF’s Registration Statement on Form S-8, SEC File No. 333-109809, filed with the Securities and Exchange Commission on October 17, 2003) *
(d) (7)	Form of Stock Option Agreement, including Addendum to Stock Option Agreement, under the 2001 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 4.2 to PDF’s Registration Statement on Form S-8, SEC File No. 333-109809, filed with the Securities and Exchange Commission on October 17, 2003) *
(d) (8)	2001 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.11 to PDF’s Registration Statement on Form S-1, as amended, SEC File No. 333-43192, filed with the Securities and Exchange Commission on August 7, 2000) *
(d) (9)	Sub-Plan to the PDF Solutions, Inc. 2001 Stock Plan Qualified Restricted Stock (France)

(h)	Not applicable

*	Previously filed